UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                      October
2, 2018

  Kai Haakon E. Liekefett, Esq.
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     ProLung, Inc.
                  DEFA14A filed by ProLung, Inc.
                  Filed October 1, 2018
                  File No. 001-38362

  Dear Mr. Liekefett:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  1. In future communications, please refrain from describing the consent solicitation as involving a vote tabulation. In addition, please confirm in the next communication filed as soliciting material that the Company understands the success of Mr. Eror's consent solicitation is only dependent upon his receipt of unrevoked consents representing more than 50% of the outstanding shares.

  2. Given the inability of ProLung to verify the number of consents executed after consent revocations have been received, the irrelevancy of the purported "support" expressed by approximately "60% of the voting stockholders" in light of the applicable legal standard required for approval of the proposal, and the lack of legal effect a consent revocation of a non-existent consent will have on the outcome of the solicitation, please clarify in the next communication filed as soliciting material that ProLung is not in a position to determine with any specificity or accuracy whether or not it is "ahead of the dissident group." For additional guidance on claims regarding the results of a solicitation, refer to Note
d. of Rule 14a-9.

  3. Please provide us with the basis for the Company's statement that Mr. Eror's statement regarding delivery of consents was "blatantly illegal." Please identify for us the "sacred"
     rule of the federal securities laws to which the Company refers.
 Kai Haakon E. Liekefett, Esq.
October 2, 2018
Page 2

4. Please provide us, with a view toward revised disclosure, with the factual basis for the claim that Mr. Eror's press release was "apparently issued without consent of these fellow group members."

                                        *       *       *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Plattner, Special Counsel, at (202) 551-8094, or me, at (202)
551-3266, with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions